UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
 London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports First Quarter 2023 Financial Results

GMV and total revenues YoY growth both reaching 22%

Gross profit increased 26% YoY, representing a margin expansion of 190bps

NEW YORK--(BUSINESS WIRE)--May 9, 2023--VTEX (NYSE: VTEX) the global enterprise digital commerce platform for premier brands and retailers, today announced results for the first quarter of 2023 ended March 31, 2023. VTEX results have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “VTEX has once again showcased its robust business model with our customers achieving outstanding results amidst a challenging macroeconomic environment worldwide. The VTEX team has delivered solid revenue performance, while maintaining an efficient and sustainable approach.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We are delighted to declare our accomplishments for the previous quarter, characterized by robust customer additions and successful execution of strategies across all regions. This reaffirms our leading position in the digital landscape of Latin America and demonstrates clear progress towards our global expansion goals. We are working towards several exciting announcements for this year, particularly beyond the borders of Latin America. This is just the beginning of a promising year ahead.”

First Quarter 2023 Operational and Financial Highlights

  GMV reached US$3.3 billion in the first quarter of 2023, representing a YoY increase of 21.7% in USD and 20.6% on an FX neutral basis.
  Total revenue increased to US$42.3 million in the first quarter of 2023, from US$34.7 million in the first quarter of 2022, representing a YoY increase of 22.0% in USD and 22.2% on an FX neutral basis.
  Subscription revenue represented 94.0% of total revenues and increased to US$39.8 million in the first quarter of 2023, from US$32.6 million in the first quarter of 2022, a YoY increase of 22.0% in USD and 21.9% on an FX neutral basis.
  Non-GAAP subscription gross profit was US$29.4 million in the first quarter of 2023, compared to US$22.7 million in the first quarter of 2022, representing a YoY increase of 29.6% in USD and 29.1% on an FX neutral basis.
    Non-GAAP subscription gross margin was 73.9% in the first quarter of 2023, compared to 69.6% in the same quarter of 2022. Non-GAAP subscription gross profit margin YoY 430 bps expansion was mainly attributable to operational hosting cost efficiencies, support cost optimization, among other impacts.
  Non-GAAP loss from operations was US$4.1 million during the first quarter of 2023, compared to a Non-GAAP income from operations of US$2.1 million in the fourth quarter of 2022 and a Non-GAAP loss from operations of US$13.7 million in the same quarter of 2022.
  Non-GAAP negative free cash flow was US$5.0 million during the first quarter of 2023, compared to a Non-GAAP positive free cash flow of US$2.5 million in the fourth quarter of 2022 and a Non-GAAP negative free cash flow of US$16.1 million in the same quarter of 2022.
  Our total headcount decreased to 1,339 as of March 31, 2023, representing a decrease of 24.1% YoY and a decrease of 0.6% QoQ.
  On August 8, 2022 the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$30.0 million. As of March 31, 2023, we repurchased 4.6 million shares at an average price of US$3.91 per share for a total cost of US$18.1 million.

First Quarter 2023 Commercial Highlights:

  New customers that initiated their operations with us, among others: Banco Provincia in Argentina, Prezunic, Rede D’Or, and Todo Dia in Brazil, Whitebird in Canada, Intime in Chile, Easy and Only Muebles in Colombia, Farmaenlace in Ecuador, Canali in Italy, Sonepar in Peru, Floria in Romania, and CornerUp in the US.
  Existing customers expanding their operations with us by opening new online stores, among others: Belcorp, who added a store in Ecuador, currently operating in 6 countries in Latin America; CAE, who added two of its brands B2C stores in Canada operating with us both B2B and B2C in North America; Mazda, who added Netherlands, currently operation in 6 countries in Europe; H&M, who added a store in Ecuador, currently operating in 5 countries in Latin America; Motorola, who added a store in Singapore, currently operating in 20 countries across the globe; and Samsung, who is now present in 4 countries both B2B and B2C across the globe.

First Quarter 2023 Product Innovation Highlights:

We innovate aligned with our guiding principles. VTEX key innovations deployed this quarter:

  Zero friction onboarding and collaboration:
    Samsung improved its ecommerce operation in Brazil by implementing a data observability operation using VTEX IO. The project included various solutions such as custom control dashboards, pixel app templates, order feed and order hook, and an alarm mechanism via Telegram. As a result, Samsung achieved a more proactive operation, faster response times, and better delivery quality, among other benefits.
    Cia. Hering, a major Brazilian fashion group with over 800 physical stores that migrated to VTEX in just three months, is already increasing their average order value by 30% and decreasing their abandoned carts by 40%. The replatforming process helped the company achieve a fully customizable storefront, faster page loading times, an improved checkout experience, and integrated its physical and digital channels for a smooth omnichannel operation.
    Claro, a leading telecommunications company in Latin America, chose VTEX's composable architecture as their digital commerce platform in Peru to simplify their current architecture and achieve a fast time-to-market. With our out-of-the-box features, Claro was able to solve their business requirements, including marketplaces.
    Divvino, one of Brazil's largest online wine platforms, selected VTEX to improve their front-end capabilities and ensure a frictionless migration for their subscribers. As a result, Divvino now has an internal marketplace and has increased their revenue lines by selling new products such as wine accessories.
    Banco Provincia, a public bank in Argentina, chose VTEX due to its ability to handle complex architecture requirements and previous experience with similar clients. With VTEX's help, Banco Provincia launched its successful platform with a daily record of 10,986 orders. They plan to expand their product catalog and double the number of sellers with VTEX's assistance.
    A high aesthetic wear brand operating in Saudi Arabia and the UAE, chose VTEX for our headless implementation capabilities and flexibility to culture-specific product requirements. With our platform, they now have a catalog that enables multi-language product translations and the Checkout.com payment tool, which provides a better customer experience for their users.
  Single control panel for every order
    Vital Mayorista, a large wholesale supermarket brand in Argentina, customized their checkout with different payment options with VTEX. Furthermore, the customer incorporated a shopping cart rule feature during the checkout process, enabling the implementation of purchasing rules for approving, canceling, or modifying online orders. This has assisted their consumers in adhering to the requirements necessary for completing the purchase, leading to an increase in conversion rates. With this key improvement, Vital has increased their orders by more than 140%.
    Oba Hortifruti, a grocery chain with more than 70 stores and 2 distribution centers in Brazil, chose VTEX's omnichannel strategy to leverage sales opportunities. With our features such as shipping from store and pick up in store, Oba improved their logistics and customized their website's user experience.
  Commerce on auto-pilot and co-pilot
    Launched our improved conversational commerce tool with an automated onboarding flow, enabling customers to create and customize their WhatsApp accounts independently. This reduces the onboarding time from 20 to 5 business days, increasing the time to revenue for our customers.
    Launched the Offer Quality Filter configuration to provide marketplaces with greater control over the approval criteria for seller offers. This feature empowers our marketplace customers to establish rules that automatically reject offers from sellers that do not meet their business standards, allowing for a clear view of their go-to-market strategies. Furthermore, our customers can specify the application of filters for specific sellers, categories, and brands.
  The development platform of choice for digital commerce
    Extended our native integration between VTEX stores and Amazon by incorporating support for Amazon's FBA Classic (Fulfillment by Amazon) and DBA (Delivery by Amazon) logistics programs. This new feature enables users to import orders from FBA Classic or DBA, providing a single place to view and manage orders. Moreover, the integration delivers a more comprehensive user experience in the VTEX Admin and streamlines operational work related to order management.
    Jeffers Pet, an online pet retailer in the USA that operates in B2C and B2B models, chose VTEX to strengthen their customer experience and increase sales using our Live Shopping feature. Our customer has experienced a significant increase in their conversion rates during live events, doubling their average sales volume during these sessions.

Business Outlook

The integration of ecommerce to leverage existing physical stores has become a crucial aspect of the business strategy for enterprise brands and retailers. Consumers now expect a seamless shopping experience, whether they're browsing online or in-store. Omnichannel has gone from being a desirable feature to a vital tool for engaging with consumers in a consistent and relevant manner.

However, the global macroeconomic environment has imposed challenges to retailers and ecommerce players. The increase in interest rates and labor costs has impacted consumption and put pressure on margins. Despite these challenges, our company has not seen a significant deterioration in our most relevant long-term performance metrics. This is a testament to the resilience of our business model and our ability to adapt to changing market conditions.

As a result of the aforementioned, we have reflected the extended sales cycle resulting from the increased implementation time of the VTEX platform and longer ramp-up periods for new customers into our projections for this year. We haven’t seen further deterioration of such cycles in the current quarter, however the macroeconomic scenario for the full year remains uncertain. We are closely monitoring the performance of our customers and sales funnel and taking necessary actions to ensure our business's continued growth and success.

In this context, we are currently targeting revenue for the second quarter of 2023 in the US$45.0 million to US$45.8 million range, implying a YoY growth of 19% on an FX neutral basis in the middle of the range.

For the full year 2023, we expect FX neutral YoY revenue growth of 16% to 19%, implying a range of US$185 million to US$190 million, based on year to date average FX rates.

As we continue executing on our strategy for profitable growth, we anticipate a substantial YoY expansion in our non-GAAP operating income margin in the second quarter of 2023, followed by incremental lighter improvements in the second half of the year.

We are confident in VTEX's ability to navigate the uncertainties posed by the current macroeconomic scenario. We are empowering our customers to digitally transform their commerce operations while helping them to outperform the market.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months ended March 31, 2023 and 2022.

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2023	2022
GMV	3,303.7	2,714.6
GMV growth YoY FXN (1)	20.6%	27.9%
Revenue	42.3	34.7
Revenue growth YoY FXN (1)	22.2%	29.7%
Non-GAAP subscription gross profit (2)(4)	29.4	22.7
Non-GAAP subscription gross profit margin (3)(4)	73.9%	69.6%
Non-GAAP loss from operations (4)	(4.1)	(13.7)
Total number of employees	1,339	1,765
(1)

Calculated by using the average monthly exchange rates for the applicable months during 2022, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2023, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	Corresponds to our subscription gross profit divided by subscription revenues.
(4)	Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1 (888) 660-6011 (Conference ID –1918046–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2023	2022
Subscription revenue	39.8	32.6
Subscription cost	(10.4)	(10.0)
Subscription gross profit	29.4	22.6
Share-based compensation	0.0	0.1
Non-GAAP subscription gross profit	29.4	22.7
Non-GAAP subscription gross margin	73.9%	69.6%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2023	2022
Sales & Marketing expense	(14.8)	(17.9)
Share-based compensation expense	1.3	0.7
Amortization of intangible related to acquisitions	0.3	0.3
Non-GAAP Sales & Marketing expense	(13.2)	(16.9)
Research & Development	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2023	2022
Research & Development expense	(14.0)	(13.9)
Share-based compensation expense	1.9	0.6
Amortization of intangible related to acquisitions	0.2	0.2
Non-GAAP Research & Development expense	(11.8)	(13.1)
General & Administrative	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2023	2022
General & Administrative expense	(7.9)	(6.9)
Share-based compensation expense	1.7	1.0
Amortization of intangible related to acquisitions	0.0	0.0
Non-GAAP General & Administrative expense	(6.2)	(5.9)

The following table presents a reconciliation of our Non-GAAP loss from operations to loss from operations for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2023	2022
Loss from operations	(9.7)	(16.7)
Share-based compensation expense	5.1	2.5
Amortization of intangibles related to acquisitions	0.5	0.5
Non-GAAP loss from operations	(4.1)	(13.7)

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash used by operating activities for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2023	2022
Net cash used in operating activities	(4.9)	(16.0)
Acquisitions of intangibles	-	-
Acquisitions of property and equipment	(0.1)	(0.1)
Non-GAAP free cash flow	(5.0)	(16.1)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended March 31, 2022:

	Three months ended March 31,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2023	2022	Percentage change	2023	2022	Percentage change
Subscription revenue	39.8	32.6	22.0%	39.7	32.6	21.9%
Services revenue	2.5	2.1	20.7%	2.7	2.1	27.7%
Total revenue	42.3	34.7	22.0%	42.4	34.7	22.2%
Subscription cost	(10.4)	(10.0)	4.0%	(10.5)	(10.0)	4.7%
Services cost	(4.2)	(2.6)	59.8%	(4.3)	(2.6)	63.5%
Total cost	(14.6)	(12.6)	15.6%	(14.7)	(12.6)	16.9%
Gross profit	27.7	22.1	25.6%	27.6	22.1	25.3%
Operating expenses	(37.4)	(38.7)	(3.4)%	(38.1)	(38.7)	(1.6)%
Loss from operation	(9.7)	(16.7)	(41.8)%	(10.5)	(16.7)	(37.2)%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

About VTEX

VTEX (NYSE: VTEX) is the global enterprise digital commerce platform where brands and retailers run their world of commerce. VTEX puts its customers’ businesses on a fast path to growth with a complete commerce, marketplace, and OMS solution. It helps global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,600 customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31, 2022). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX Condensed consolidated interim statements of profit or loss (Unaudited) In thousands of U.S. dollars, unless otherwise indicated
	Three months ended
	March 31, 2023	March 31, 2022

Subscription revenue	39,762	32,580
Services revenue	2,520	2,087
Total revenue	42,282	34,667

Subscription cost	(10,400)	(9,996)
Services cost	(4,166)	(2,607)
Total cost	(14,566)	(12,603)
Gross profit	27,716	22,064

Operating expenses
General and administrative	(7,925)	(6,921)
Sales and marketing	(14,782)	(17,900)
Research and development	(13,959)	(13,925)
Other income (losses)	(754)	8
Loss from operation	(9,704)	(16,674)

Financial income	7,359	4,292
Financial expense	(5,903)	(9,013)
Financial result, net	1,456	(4,721)

Equity results	341	219

Loss before income tax	(7,907)	(21,176)

Income tax
Current	(570)	(427)
Deferred	549	2,512
Total income tax	(21)	2,085

Net loss for the period	(7,928)	(19,091)

Attributable to controlling shareholders	(7,928)	(19,090)
Non-controlling interest	-	(1)

Loss per share
Basic loss per share	(0.042)	(0.100)
Diluted loss per share	(0.042)	(0.100)

VTEX Condensed consolidated interim balance sheets (Unaudited) In thousands of U.S. dollars, unless otherwise indicated
	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	21,891	24,394
Restricted cash	600	1,608
Marketable securities and short-term investments	209,002	214,164
Trade receivables	37,536	36,844
Recoverable taxes	5,755	5,122
Deferred commissions	727	663
Prepaid expenses	5,376	4,152
Derivative financial instruments	54	117
Other current assets	1,294	93
Total current assets	282,235	287,157

Non-current assets
Trade receivables	5,115	5,432
Deferred tax assets	19,226	17,710
Prepaid expenses	172	204
Recoverable taxes	3,450	3,334
Deferred commissions	2,124	1,790
Other non-current assets	948	957
Right-of-use assets	4,673	4,818
Property and equipment, net	3,894	3,909
Intangible assets, net	31,267	31,210
Investments in joint venture	424	1,152
Total non-current assets	71,293	70,516
Total assets	353,528	357,673

	March 31, 2023	December 31, 2022
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	31,078	34,136
Loans and financing	522	1,153
Taxes payable	5,498	4,128
Lease liabilities	1,959	1,898
Deferred revenue	23,640	20,332
Accounts payable from acquisition of subsidiaries	-	299
Other current liabilities	73	70
Total current liabilities	62,770	62,016

Non-current liabilities
Accounts payable and accrued expenses	489	511
Taxes payable	160	160
Lease liabilities	3,571	3,737
Deferred revenue	16,037	13,923
Deferred tax liabilities	2,734	2,464
Other non-current liabilities	234	185
Total non-current liabilities	23,225	20,980

EQUITY
Issued Capital	19	19
Capital reserve	389,824	390,885
Other reserves	1,955	127
Accumulated losses	(124,301)	(116,373)
Equity attributable to VTEX’s shareholders	267,497	274,658
Non-controlling interests	36	19
Total shareholders’ equity	267,533	274,677
Total liabilities and equity	353,528	357,673

VTEX Condensed consolidated interim statements of cash flows (Unaudited) In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2023	March 31, 2022

Net loss for the period	(7,928)	(19,091)
Adjustments for:
Depreciation and amortization	1,226	1,094
Deferred income tax	(549)	(2,512)
Loss on disposal of rights of use, property, equipment, and intangible assets	14	(46)
Expected credit losses from trade receivables	537	122
Share-based compensation	4,004	3,099
Provision for payroll taxes (share-based compensation)	452	(1,232)
Adjustment of hyperinflation	1,420	717
Equity results	(341)	(219)
Fair value (gains) losses	(3,374)	3,840
Others and foreign exchange, net	68	(1,940)
Change in operating assets and liabilities
Trade receivables	(124)	(759)
Recoverable taxes	(580)	(847)
Prepaid expenses	(1,019)	(1,737)
Other assets	(299)	(306)
Accounts payable and accrued expenses	(4,250)	(1,143)
Taxes payable	1,472	(427)
Deferred revenue	4,279	5,291
Other liabilities	304	410
Cash used in operating activities	(4,688)	(15,686)
Income tax paid	(170)	(304)
Net cash used in operating activities	(4,858)	(15,990)
Cash flows from investing activities
Purchase of short-term investment	(2,010)	(6,587)
Redemption of short-term investment	9,992	3,631
Purchase of marketable securities	(1,995)	-
Redemption of marketable securities	1,876	-
Interest and dividend received from short-term investments	462	-
Payment of business acquired	-	(1,268)
Acquisitions of property and equipment	(146)	(95)
Derivative financial instruments	(134)	-
Net cash provided by (used in) investing activities	8,045	(4,319)
Cash flows from financing activities
Derivative financial instruments	-	(718)
Changes in restricted cash	1,034	373
Proceeds from the exercise of stock options	3	19
Net-settlement of share-based payment	(387)	(598)
Buyback of shares	(5,330)	-
Payment of loans and financing	(696)	(657)
Interest paid	(4)	(20)
Principal elements of lease payments	(368)	(279)
Lease interest paid	(148)	(176)
Net cash used in financing activities	(5,896)	(2,056)
Net decrease in cash and cash equivalents	(2,709)	(22,365)
Cash and cash equivalents, beginning of the period	24,394	121,006
Effect of exchange rate changes	206	983
Cash and cash equivalents, end of the period	21,891	99,624

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets	76	931
Issue of ordinary shares as consideration for a business combination	-	3
Dividends from joint venture used to pay accounts from acquisition of subsidiaries	-	448
Transactions with non-controlling interests	17	4

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 09, 2023

VTEX

By: /s/ Ricardo Camatta Sodre
Name: Ricardo Camatta Sodre
Title: Chief Financial Officer